Annuity Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, Iowa 52499
Home Office: Little Rock, Arkansas
VIA EDGAR
January 14, 2009
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0506
Attn: Ms. Ellen Sazzman
Re: Merrill Lynch Life Variable Annuity Separate Account A
M L Investor Choice Annuity SM (Investor Series)
Post-Effective Amendment No. 11 on Form N-4
File Nos. 333-118362; 811-06459
(Accession No.: 0000950133-08-003896)
On behalf of Merrill Lynch Life Variable Annuity Separate Account A (“Registrant”) and Merrill Lynch Life Insurance Company (“Company”), I hereby request that Post-Effective Amendment No. 11 on Form N-4, filed with the Commission on November 18, 2008 (Accession No. 0000950133-08-003896), together with all exhibits thereto, be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended.
The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.
Thank you for your assistance with this matter. Please contact me at 319-355-8330 if you have any questions or need additional information.
Sincerely,
/s/ Darin D. Smith
Darin D. Smith
General Counsel, Transamerica Capital Management